FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report July 15, 2005

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐      No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three month period ended March 31, 2005 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-6500

Registration Statement on Form S-8 #333-6502

Registration Statement on Form S-8 #333-9216

Registration Statement on Form S-8 #333-98603

As of July 15, 2005, there were 8,285,223 Common Shares outstanding.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

No.	Document

(1)	Quarterly Report (including financial statements) of NovAtel Inc. for the three month period ended March 31, 2005.

(2)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: July 15, 2005	By: /s/	WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.	Quarterly Report (including financial statements) of NovAtel Inc. for the three months ended March 31, 2005.

2.	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.